November 20, 2006
Via EDGAR and Facsimile
202-772-9368
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W., Stop 7010
Washington, D.C. 20549
Attention: Mr. Jonathan Duersch

Re:	The Houston Exploration Company
Form 10-K for Fiscal Year Ended December 31, 2005 filed March 3, 2006 (the “Form 10-K”)
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006 filed May 9, 2006 and
    August 8, 2006, respectively (the “Forms 10-Q”)
Response Letter dated September 29, 2006
File No. 1-11899
Ladies and Gentlemen:
     Set forth below are the responses of The Houston Exploration Company (referred to as “we,” “us” or “our”) to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings as set forth in the letter dated October 30, 2006 (the “October 30 Comment Letter”). For your convenience, we have repeated each of the comments set forth in the October 30 Comment Letter, numbered them to correspond to the numbering in such letter and followed each comment with our response. We have discussed the October 30 Comment Letter and the responses contained herein with the Audit Committee of our Board of Directors.
     Based on our review of the October 30 Comment Letter, and as further described herein, we believe that our filed Form 10-K, as amended, and Forms 10-Q are not materially inaccurate or misleading and, therefore, believe that amendments to our existing filings are not necessary. Instead, as indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings (and, in fact, we made a number of these clarifications or modifications in our recently filed Quarterly Report on Form 10-Q for the quarter ended September 30, 20006, as noted herein). We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis.

Mr. Jonathan Duersch November 20, 2006 Page 2
Form 10-K for the Fiscal Year Ended December 31, 2005
Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 25
Operating Expenses, page 35
1.	We note your response to prior comment two and request further information demonstrating how capitalized general and administrative costs are directly attributable to acquisitions, development, or exploratory costs as those terms are defined in Rule 4-10(a) of Regulation S-X. Please provide us a schedule including a detail description of each category of general and administrative costs capitalized along with the related amount and an explanation of how you determined the amount to be a capital cost, including any allocation methods employed. The schedule should provide a clear description of the administrative activity performed and how that activity directly relates to a specific exploration, development, or acquisition activity. Additionally, please provide us with your proposed disclosures addressing the factors and reasons underlying the comparative period to period changes of capitalized general and administrative costs.

Response:

Included herewith is Supplemental Schedule I that provides a detail listing and description of our gross, capitalized and net general and administrative expenses by cost category. We use a specific identification method versus an allocation method to identify general and administrative costs that are to be capitalized. Under this method, we specifically identify our employees whose primary day-to-day job functions are directly associated with our natural gas and oil acquisition, development and exploration activities. All costs directly attributable to these identified employees are capitalized. Capitalized general and administrative costs do not include costs related to production operations, general corporate overhead, including salaries and benefits paid to our chief executive, financial, administrative and legal officers, outside legal, accounting and advisory service fees or other activities not directly associated with the acquisition, exploration and development of natural gas and oil properties.

In future filings, we will expand our disclosures to better address the factors and reasons underlying the period-to-period changes in capitalized general and administrative costs in a manner similar to our expanded disclosures included in our recently filed Quarterly Report on Form 10-Q for the period ended September 30, 2006 (see pages 32 and 33). Expanded disclosures would include the following for the year ended December 31, 2005 as compared to 2004:

Mr. Jonathan Duersch November 20, 2006 Page 3
“Capitalized general and administrative expenses increased by 14% during 2005 from $14.8 million during 2004 to $16.9 million during 2005. This year-over-year increase corresponds directly to the 15% increase in aggregate general and administrative expense during 2005 and is due primarily to increases in salaries, benefits and incentive compensation for our geological and geophysical workforce.”
Financial Statements
Note 1 Summary of Organization and Significant Accounting Policies
Natural Gas and Oil Properties, page F-11
2.	We note your response to prior comment eight. Please expand your disclosure to further describe the measurement component of the method you apply in assessing impairment of your unevaluated properties.

Response:

We will expand our disclosures in future filings regarding our assessment of unevaluated properties to include the following:

“We assess all items classified as unevaluated property on a quarterly basis for possible impairment or reduction in value. We assess our properties on an individual basis or as a group if properties are individually insignificant. Our assessment includes consideration of the following factors, among others: intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; the assignment of proved reserves; and the economic viability of development if proved reserves are assigned. During any period in which these factors indicate an impairment, the cumulative drilling costs incurred to date for such property and all or a portion of the associated leasehold costs are transferred to the full cost pool and are then subject to amortization. We estimate that substantially all of our costs classified as unproved as of the balance sheet date will be evaluated within a four-year period.”
Capitalization of Interest, page F-13
3.	We note your response to prior comment 10 indicating that you capitalize interest costs associated with unevaluated properties not subject to depreciation, depletion or amortization. Please further clarify your disclosure by addressing whether or not only interest costs associated with unevaluated properties with development or exploration activity in progress are capitalized. Refer to FIN 33.

Mr. Jonathan Duersch November 20, 2006 Page 4
Response:
We will clarify in future filings, as we have done in our recently filed Quarterly Report on Form 10-Q for the period ended September 30, 2006, that we capitalize only interest costs associated with unevaluated properties with development or exploration activity in progress (see page 10).
Engineering Comments
Business and Properties
Natural Gas and Oil Reserves, page 7
4.	You state that your reserves were “fully engineered” by independent petroleum consultants. Please tell us the meaning of “fully engineered” and an “independent petroleum consultant.”

Response:

Netherland Sewell & Associates Inc. (“Netherland Sewell”), an independent third party oil and gas petroleum engineering firm that is well regarded in the industry, estimates all of our proved reserves and provides us with a detailed proved reserve report each year. We provide Netherland Sewell with unanalyzed data with respect to all of our natural gas and oil properties (such as production data, well data, logs, geological information, etc.). Netherland Sewell’s engineers and geologists analyze this raw data and estimate proved reserves for all of our properties using accepted geologic and engineering practices, which we refer to as “fully engineered.”

In future filings we will clarify and replace the statement referred to by the Staff as follows: “All of our reserves are estimated on an annual basis by independent petroleum engineers.” The change was included in our recently filed Quarterly Report on Form 10-Q for the period ended September 30, 2006 (see page 22).

5.	Please include in this section the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Response:

We will include in future filings under the Natural Gas and Oil Reserves heading the definition of proved reserves set forth in Rule 4-10(a) of Regulation S-X as follows:

“Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with

Mr. Jonathan Duersch November 20, 2006 Page 5
reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.”
Acreage Data, page 9
6.	We note that approximately 61% of your net undeveloped acreage is expiring in the next three years. Please revise your document to include this in the risk factor section.

Response:

In future filings we will expand our Risk Factors section to include a risk factor similar to the following, which was included in Part II, Item 1A., of our Quarterly Report on Form 10-Q for the period ended September 30, 2006 (see page 40):

“We could lose certain leasehold rights if we do not drill all the wells that are necessary to hold our acreage, especially in the Rocky Mountains, before the initial lease terms expire.

After the sale of substantially of our Gulf of Mexico properties, our future growth plans rely in part on establishing significant production and reserves in the Rocky Mountains, which as of December 31, 2005 represented approximately 4% of our onshore proved reserves. At September 30, 2006, approximately 80% of our total onshore undeveloped acreage is located in the Rockies and will expire within the next three-year period. We also have undeveloped acreage offshore Louisiana. We may have difficulty drilling all of the wells that are necessary to hold this acreage before the initial lease terms expire, which could result in the loss of certain leasehold rights.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
Industry Outlook, page 26
7.	You state that you cannot determine what effect increases or decreases in future natural gas and oil prices will have on your future revenues and cash flows. Please explain this conclusion given that production forecast from your reserve report can be used to report estimated future revenues and cash flows based on an assumed change of price. As an example, if gas prices increase or decrease by $1.00 per Mcf from the end of year 2005 prices you should be able to easily calculate the effect this change in price will have on future revenues and cash

Mr. Jonathan Duersch November 20, 2006 Page 6
flows. If oil prices change by $5.00 per barrel from the end of year 2005 prices you should also be able to calculate the effect this change will have on future results. Please revise your document to disclose these effects.
Response:
We agree that the sentence referred to by the Staff is poorly worded and will delete it from future filings. Although we could quantify the sensitivity of our future net revenues and cash flows to changes in commodity prices, we believe such disclosure could be misleading to investors as the relationship of our future net revenues and cash flows to commodity prices is not linear and would need to consider, among other factors, the effects of price changes on open derivative contracts, future development and operating costs and future income taxes.
Reserve Report as of December 31, 2005
8.	We note that you have attributed a total of 17.4 BCFe of proved reserves to the Niobrara field. However, we also note that there are no proved developed producing reserves attributed to this field. Please explain to us the basis of attributing proved non-producing and proved undeveloped reserves in this field.

Response:

Please note that our Colorado Niobrara proved developed producing reserves as of December 31, 2005 were 1.04 BCFE, as set forth on pages 76-77 our Reserve Report dated December 31, 2005 prepared by Netherland Sewell. A copy of this report was previously submitted to the Staff.

9.	We note that under your total proved producing reserves you have included total future capital costs of $92,600,000 over the life of these reserves. Please tell us the purpose of these costs.

Response:

The future development costs of $92,600,000 included in our total proved producing reserves in our Reserve Report dated December 31, 2005 reflect the estimated future abandonment costs for the offshore wells and facilities associated with these producing properties that were owned by us at year-end. These properties have since been sold and will not be reflected in our 2006 year-end reserve report.

Mr. Jonathan Duersch November 20, 2006 Page 7
     Please do not hesitate to call the undersigned at (713) 830-6811, or Carolyn M. Campbell, our Senior Vice President and General Counsel, at (713) 830-6821 if you have questions with respect to the foregoing or if we may provide the Staff with any additional information.
Very truly yours,

/s/ Robert T. Ray

Robert T. Ray
Senior Vice President and Chief Financial Officer

cc:	Jill S. Davis, U.S. Securities and Exchange Commission
William G. Hargett, Chairman and Chief Executive Officer
Carolyn M. Campbell, Senior Vice President and General Counsel
James F. Westmoreland, Vice President and Chief Accounting Officer
Jennifer De la Rosa, Akin Gump Strauss Hauer & Feld LLP
Paul L. Horak, Deloitte & Touche LLP

Supplemental Schedule I
The Houston Exploration Company
Analysis of General and Administrative Expenses
(in thousands)

	For the Year Ended December 31, 2006
				Gross as
				a Percent
	Capitalized (1)	Expensed	Gross	of Total
Payroll and benefits:
Salaries	$6,542	$7,792	$14,334
Executive employment contract terminations	—	7,316	7,316
Stock compensation	2,015	5,124	7,139
Insurance, payroll taxes and other benefits	2,063	4,193	6,256
Annual and retention bonus	2,664	2,737	5,401

Total payroll and benefits	13,284	27,162	40,446	70%
Other general and administrative expenses:
Financial advisors and consultants	—	4,140	4,140
Office rent and utilities	1,331	1,157	2,488
Legal	—	2,383	2,383
Audit and accounting	—	1,275	1,275
Geo and corporate systems maintenance	776	312	1,088
Insurance — property and equipment	246	773	1,019
Engineering consultants	694	—	694
Directors fees	—	487	487
Travel	132	320	452
Parking and auto	115	243	358
Miscellaneous	20	420	440
Communications	—	285	285
Charitable contributions	—	237	237
Meals and entertainment	53	164	217
Professional dues and subscriptions	41	165	206
Office equipment rental	—	213	213
Data processing and reproduction	71	116	187
Annual report and filing fees	—	142	142
Training, continuing education and conferences	26	200	226
Business development	—	93	93
Scout services, industry surveys and peer surveillance	87	50	137
Postage	—	50	50
Service charges	—	45	45
Advertising and promotional	—	35	35
Deliveries	—	34	34
Safety and environmental	—	20	20
Web site	—	8	8
Moving	—	7	7

Total other general and administrative expenses.	3,592	13,374	16,966	30%

Total general and administrative expenses	$16,876	$40,536	$57,412	100%

Capitalized general and administrative expenses			(16,876)	29%
Operating expense reimbursements			(2,158)	4%

General and administrative expenses, net			$38,378	67%

(1)	Comprised of all costs directly attributable to approximately 40 of our 160 employees. These employees work in our geological, geophysical, engineering, land and acquisitions groups and their primary day-to-day job functions are directly associated with our natural gas and oil acquisition, exploration and development activities.